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                          October 15, 2020

       Jeff E. Margolis
       Chief Financial Officer
       RespireRx Pharmaceuticals Inc.
       126 Valley Road, Suite C
       Glen Rock, New Jersey 07452

                                                        Re: RespireRx
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 14,
2020
                                                            File No. 333-249469

       Dear Mr. Margolis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Elizabeth A. Diffley,
Esq.